UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aravive, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03890D108

(CUSIP Number)

Raymond Tabibiazar, M.D.

c/o 526 Ventures

245 First Street, 18th floor

Cambridge, Massachusetts 02142

April 12, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 03890D108	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Raymond Tabibiazar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,606,511
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,606,511
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%*
14	TYPE OF REPORTING PERSON IN

*

Based on 19,659,860 outstanding shares of common stock of the Issuer as of March 10, 2021 as reported in its Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 16, 2021.

CUSIP No. 03890D108	SCHEDULE 13D	Page 3 of 5 Pages

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D, dated October 12, 2018, filed by Raymond Tabibiazar, M.D., relating to shares of common stock, par value $0.0001 per share, of Aravive, Inc. (formerly known as Versartis, Inc.), a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at River Oaks Tower, 3730 Kirby Drive, Suite 1200, Houston, Texas 77098.

Item 2. Identity and Background

(a) The name of the reporting person is Raymond Tabibiazar, M.D. (the “Reporting Person”).

(b) The business address of the Reporting Person is 245 First Street, 18th floor, Cambridge, Massachusetts 02142.

(c) The principal occupation of the Reporting Person is Managing Director of 526 Ventures and Chairman and Chief Executive Officer of a Boston based biotechnology company. The Reporting Person ceased to serve as a director of the Issuer on December 31, 2020.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

On January 3, 2019, Dr. Tabibiazar was issued (a) an option to purchase 7,500 shares of Common Stock that vest (i) 625 shares of Common Stock vested immediately upon grant and (ii) the balance vest pro rata on a monthly basis over the next 33 months commencing on February 12, 2019 and (b) an option to purchase 4,688 shares of Common Stock that vest (i) 1,563 shares of Common Stock vested immediately upon grant and (ii) 625 vested on a monthly basis over the next five months commencing on February 3, 2019 with full vesting, if not fully vested at such time, on the date of the Issuer’s next annual meeting of stockholders and are now fully vested as of the date hereof.

On September 12, 2019, Dr. Tabibiazar was issued an option to purchase 7,500 shares of Common Stock all of which vest pro rata on a monthly basis commencing on October 12, 2019 with full vesting, if not fully vested by October 12, 2020, on the date of the Issuer’s 2020 annual meeting of stockholders. The options are fully vested.

On September 14, 2020, Dr. Tabibiazar was issued an option to purchase 16,029 shares of Common Stock all of which vest pro rata on a monthly basis commencing on October 14, 2020 with full vesting, if not fully vested by October 14, 2021, on the date of the Issuer’s 2021 annual meeting of stockholders.

From April 5, 2021 through April 12, 2021, Dr. Tabibiazar exercised options to purchase an aggregate of 58,406 shares of Common Stock that were scheduled to expire on April 26, 2021 and pursuant to a Rule10b5-1 plan that the Reporting Person entered into in December 2020 sold the shares that he received upon exercise of such options. The exercise price of the options was $0.06 per share.

Item 4. Purpose of Transaction

The disclosure provided in Item 3 above is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) See rows (11) and (13) of the cover pages to this Amendment No. 1 to Schedule 13D for the aggregate number and percentages of the Common Stock beneficially owned by the Reporting Person. The percentages used in this Amendment No. 1 to Schedule 13D are calculated as described in footnote 1 to the cover pages to this Amendment No. 1 Schedule 13D.

CUSIP No. 03890D108	SCHEDULE 13D	Page 4 of 5 Pages

(b) See rows (7) through (10) of the cover pages to this Amendment No. 1 Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Reference is made to the discussion in Item 3. The transaction described in the first three paragraphs of Item 3 above and in this Item 5(c) was reported on Forms 4 filed with the SEC pursuant to Section 16 of the Act and is available on the SEC’s website at www.sec.gov.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Annex A Certain Transaction by the Reporting Person

[signature page follows]

CUSIP No. 03890D108	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2021	/s/ Raymond Tabibiazar, M.D.
Raymond Tabibiazar, M.D.

Annex A

Transactions by the Reporting Person During the Past Sixty Days*

Date of Transaction	Number of Securities	Price per Share
April 5, 2021	10,000 shares of Common Stock	$6.0697
April 6, 2021	10,000 shares of Common Stock	$5.8787
April 7, 2021	10,000 shares of Common Stock	$5.7329
April 8, 2021	10,000 shares of Common Stock	$5.7634
April 9, 2021	3,678 shares of Common Stock	$5.6955
April 9, 2021	6,322 shares of Common Stock	$5.6779
April 12, 2021	8,406 shares of Common Stock	$5.2926

*

As described in this Amendment No. 1 to Schedule 13D, from April 5, 2021 through April 12, 2021, Dr. Tabibiazar, exercised options to purchase an aggregate of 58,406 shares of Common Stock and sold these shares of Common Stock pursuant to a Rule 10b5-1 plan at the prices set forth above.